UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On May 17, 2023, Arbe Robotics Ltd. (the “Company”) issued a press release announcing the results of its operations for the quarter ended March 31, 2023. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Company will host a live conference call and webcast on Thursday, May 17, 2023 at 8:30 a.m. Eastern Time to discuss the Company’s first quarter financial results.

Speakers will include Kobi Marenko, co-founder and chief executive officer and Karine Pinto-Flomenboim, chief financial officer. Interested persons can pre-register at any time, including up to and after the call start time at https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10178474&linkSecurityString=f9457bf8c0 .Log-in instructions will be available after registering for the event.

The live call may be accessed by the following phone numbers:

U.S. Toll Free: (833) 316-0562

International: (412) 317-5736

Israel Toll Free: (80) 921-2373

A telephonic replay of the conference call will be available until May 31, 2023, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: (877) 344-7529

International: (412) 317-0088

Access ID: 6476189

A live webcast of the call can be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=uitWGzfV or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

Cautionary Note Regarding Forward-Looking Statements

The press release and the earnings call contain or will contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The financial results described in this press release and the financial information include as an exhibit to the press release are based on Arbe’s preliminary financial statements, which are subject to audit by the Company’s independent accounting firm and are subject to any adjustments resulting from the completion of such audit. These risks and uncertainties include, but are not limited to: These risks and uncertainties include, but are not limited to: (i) our ability to obtain design-ins during 2023; (ii) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (iii) Arbe’s ability to have products manufactured for it by its third party supplier that meet Arbe’s and its customers quality standards and delivery requirements; (iv) Arbe’s ability to leverage its existing relationships and secure orders resulting from the test programs; (v) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (vi) Arbe’s ability to meet its timetable both to achieve full production and to meet the delivery requirements of its customers; (vii) the development of safe autonomous vehicles that include Arbe’s radar systems; (viii) Arbe’s expectation that it will obtain orders from Tier 1 suppliers and automakers that would build the radars based on its Chipset solution; (ix) Arbe’s belief that the Arbe Radar Chipset and Lynx Surround Imaging Radar herald a breakthrough in radar technology that provide Tier 1 suppliers and automakers with the ability to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (x) the ability of its Tier 1 customers to successfully market radar systems using Arbe’s radar to automobile manufacturers; (xi) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xii) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe’s radar system; (xiii) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xiv) Arbe’s belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in Arbe’s field of activity; (xv) changes or inaccuracies in market projections; and (xvi) the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 5. Operating and Financial Review and Prospects” and Item 3. Key Information –Risk Factors” in Amendment No. 2 to Arbe’s Annual Report on Form 20-F/A for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on May 16, 2023, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, Arbe’s website or any other website is expressly not incorporated by reference into and is not a part of this Form 6-K.

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated May 17, 2023*

*	Any non-GAAP information contained in the exhibits to the press release are expressly not incorporated by reference in any registration statement on Form F-3 or Form S-8 that incorporates by reference material filed by the issuer with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: May 17, 2023	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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